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                                  July 22, 2009

VIA EDGAR

James E. O'Connor, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505

            Re:  Robeco-Sage Triton Institutional Fund, L.L.C.
                 Post-Effective Amendment No. 1 to the Registration Statement On Form N-2 (File Nos. 333-152796 and 811-22225)
                 ------------------------------------------------

Dear Mr. O'Connor:

          On behalf of Robeco-Sage Triton Institutional Fund, L.L.C. (the "Fund"), we confirm that Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement") has been filed with the Securities and Exchange Commission for the sole purpose of updating the financial information contained therein and that no other material changes have been made to the Registration Statement.

          If you have any questions or comments, please call me at
(212) 756-2131.  Thank you, in advance, for your attention to this matter.

                                             Very truly yours,


                                             /s/ George M. Silfen, Esq.
                                             ------------------------------
                                             George M. Silfen, Esq.